File No. 2392-1

May 14, 2007
Via Fax (202) 772-9218 and Edgar

Mr. Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lixte Biotechnology Holdings, Inc. Amendment No. 5 to Form SB-2 Filed May 5, 2007 File No. 333-137208

Dear Mr. Mancuso:

Lixte Biotechnology Holdings, Inc. (the “Company”) hereby represents that there are no material changes in the financial conditions and results of operations from the financial statements as previously reported in Amendment No. 5 to the Registration Statement on Form SB-2.

Very truly yours,

/s/ John Kovach, M.D.
Chief Executive Officer

cc:	David Ficksman
Eduardo Aleman